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                                                                    EXHIBIT 14.1

                               CRAWFORD & COMPANY
                            CODE OF BUSINESS CONDUCT
                          (As revised February 3, 2004)

                                  INTRODUCTION

         This Booklet summarizes and restates Crawford & Company's Code of Business Conduct for compliance with legal and ethical business practices as originally adopted and approved by the Crawford & Company Board of Directors on April 24, 2001 and amended on February 3, 2004. Crawford requires strict adherence to the letter and the spirit of all laws applicable to the conduct of our business and demands high standards of integrity and sound ethical judgment from our directors, officers and employees. This Code shall be applicable to all of our directors, officers and employees (collectively hereinafter referred to in the Code as "employees" or "personnel"). The policies and procedures set forth here must continue to govern the conduct of every aspect of the business of Crawford and its subsidiaries. To that end, Crawford has established an Ethics Committee, which will have the responsibility for periodic review and implementation of this Code.

         This Booklet cannot cover every situation confronting Crawford personnel in the day-to-day conduct of our many activities. In the final analysis, we must rely on the individual judgment and personal ethical and moral standards of each employee to maintain Crawford's standard of honesty and integrity in the conduct of its business.

1. GENERAL POLICY

         It is Crawford's policy to observe and comply with all laws, rules and regulations applicable to the conduct of its business in all countries in which it operates and to require all Crawford personnel to avoid any activities which could involve or lead to involvement of Crawford or its personnel in any unlawful or unethical practice. The employment of Crawford personnel or the use of Crawford assets for any unlawful purpose is strictly forbidden. In addition, Crawford is committed to the achievement, for itself and its personnel, of high standards of business and personal ethics to the end that Crawford and all of its employees will merit and rightfully enjoy the respect and esteem of the public, the business community, stockholders, clients, claimants, suppliers, and governmental and regulatory authorities.

         It is the personal responsibility of all employees to acquaint themselves with the legal standards and restrictions applicable to their assigned duties and responsibilities and to conduct themselves accordingly.

         Crawford will, of course, exercise its lawful right to appropriately inform and advise legislators and regulatory authorities of its views with respect to proposed legislation and rule making and will contest in the courts arbitrary or unreasonable regulations or legal interpretations. The responsible exercise of these rights does not in any way compromise Crawford's basic commitment to a policy of adherence to the law.

         Over and above the strictly legal aspects involved, all Crawford personnel are expected to

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observe high standards of business and personal ethics in the discharge of their assigned responsibilities. Simply stated, this requires the practice of honesty and integrity in every aspect of dealing with other Crawford employees, stockholders, clients, claimants, suppliers, and governmental and regulatory authorities. It also requires the avoidance of any relationship with persons or firms with whom Crawford transacts or is likely to transact business, and the avoidance of the disclosure of information secured in the course of Crawford employment to others, which may place employees in a conflict of interest situation to the possible detriment of themselves and Crawford.

2. INTEGRITY OF RECORDS AND COMPLIANCE WITH ACCOUNTING PROCEDURES

         Accuracy and reliability in the preparation of all business records is mandated by law and is of critical importance to the corporate decision-making process and to the proper discharge of Crawford's financial, legal and reporting obligations. All business records, expense accounts, vouchers, bills, payroll, service records, reports to government agencies and other reports, books and records of Crawford must be prepared with care and honesty. False or misleading entries in such records are unlawful and are not permitted. No officer or employee, whatever his position, is authorized to depart from Crawford's policy or to condone a departure by anyone else. All corporate funds and assets must be recorded in accordance with applicable corporate procedures. Violation of these policies is grounds for disciplinary action.

         Compliance with accounting and billing procedures and internal control procedures is required at all times. All employees must ensure that both the letter and the spirit of corporate management control procedures are strictly adhered to at all times. All client billings must accurately reflect the work performed and the appropriate fee for that work. Employees should advise the responsible person in their department of any shortcomings they observe in such procedures.

3. USE OF CRAWFORD ASSETS

         Crawford's personnel and assets are to be used solely for the business purposes of Crawford, except in those instances where the Company has authorized personal use of corporate assets. This includes, but is not limited to, Crawford's information assets covered in more detail by Crawford Personnel Procedures ("CPP") 1.7.

4. CONFLICT OF INTEREST

         Crawford annually reviews potential conflicts of interest in accordance with CPP 1.2. The annual conflicts of interest statement required under CPP 1.2 restates the basic policy of Crawford that every employee must avoid any interest, activity or relationship that conflicts with the interests of Crawford.

5. ANTITRUST COMPLIANCE

         It is Crawford's policy to make its own commercial decisions on the basis of what is considered to be in the best interests of Crawford, completely independent and free from any

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understandings or agreements with any competitor. This policy requires the absolute avoidance of any conduct which violates, or which might even appear to violate, those underlying principles of the antitrust laws which forbid any kind of understanding or agreement between competitors regarding prices, division of markets, allocation of clients or any other activity that restrains competition, whether by vendors or clients. No officer or employee, whatever his position, is authorized to depart from Crawford's policy or to condone a departure by anyone else. Strict compliance with this policy is required.

6. SECURITIES LAWS

         It is Crawford's policy that all disclosures to the public, including periodic reports, press releases, speeches and stockholder communications will be accurate and timely. Crawford personnel must not use for personal gain, or reveal outside of Crawford, material information concerning Crawford or any other company which is neither known nor available to the public generally. Most Crawford employees are receiving confidential information, either about Crawford, its clients, or others, in order to do their jobs. The safest time for employees to trade in Crawford & Company stock is during the "window". The "window" starts two business days after release of Crawford's quarterly earnings, and lasts for ten business days after release. Even this "window" is not available if the employee is then in possession of material, non-public information regarding Crawford. Employees must never disclose to others or use for their own direct or indirect benefit non-public material information concerning any client or other company of which they may become aware in their work for Crawford. The General Counsel may be consulted as appropriate.

7. ENVIRONMENTAL LAWS

         Crawford's corporate environmental policy is to comply and assist its clients in complying with all environmental laws and regulations applicable to the conduct of our or their business. Employees with responsibilities which can affect compliance with environmental laws or regulations must understand the applicable requirements of those laws or regulations. No employee, whatever his or her position, has the authority to pursue or condone the pursuit of a course of conduct which will lead or is likely to lead to a violation of environmental law.

8. SAFETY AND HEALTH LAW

         Crawford is committed to providing a safe and healthful work place for all of its employees. The achievement of this goal depends on the active participation and support of all employees. Safety is a shared responsibility and a fundamental value that cannot be compromised. Crawford believes that all accidents, injuries, and work-related illnesses can be prevented. Every employee must be dedicated to providing safe work practices and conditions so that every job is done safely.

         Crawford and every employee will comply with all safety and health laws and regulations that are applicable to our business. Employees are required to notify the responsible people within their departments or locations if they believe that a situation or certain conduct is unsafe or unhealthy. If a question arises concerning safety and health matters, it should be referred to the Legal Department for advice.

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9. CONFIDENTIAL INFORMATION

         Crawford employees must at all times during the period of their employment and thereafter keep in confidence all confidential information of Crawford and its clients. Confidential information refers to information of a confidential, proprietary or secret nature related to Crawford's business and the business of our clients, or personal information related to insureds or claimants. Confidential information includes, for example, trade secrets, processes, data, know-how, improvements, techniques, business forecasts, plans and strategies and information concerning employees, clients, claimants and vendors.

10. POLITICAL CONTRIBUTIONS

         Crawford's policy is to comply strictly with all applicable laws and regulations relating to the making of corporate political contributions. No political contributions for any candidate for Federal office shall be made for or on behalf of Crawford by any Crawford employee. Even in those jurisdictions where corporate contributions are legal, such contributions, including the purchase of tickets to raise political funds and the furnishing of any goods or services, can be made only by authorized Crawford employees, and then only if they have been cleared and approved in advance by the Chief Executive Officer and General Counsel. Monetary contributions so approved shall be made only by corporate check payable to the candidate or political committee in question. Employees should refer any requests or inquiries to the General Counsel.

         Crawford believes that it is inadvisable to become involved in the internal political affairs of a foreign country. Accordingly, neither Crawford nor any employee may make a foreign political contribution for or on behalf of Crawford.

         Crawford encourages its employees at all levels to exercise their rights of citizenship by voting, by making personal political contributions if they wish to do so with their own funds, and by being otherwise politically active, in support of candidates or parties of the employee's own personal selection. It should be clearly understood that such political activity by Crawford employees must be engaged in strictly in their individual and private capacities as responsible citizens and not on behalf of Crawford. No Crawford employee may receive any direct or indirect reimbursement or offsetting refund of any nature whatsoever with respect to political contributions made by them in any form.

11. BRIBES OR KICK-BACK PAYMENTS

         It is Crawford's policy to deal with its clients, insureds, claimants, suppliers and the governments of all jurisdictions in which it operates in a straightforward and aboveboard manner. Accordingly, Crawford's employees are not authorized to make or receive any bribe, kick-back or other similar unlawful payment to or from any public official, or government, or other individual, whether foreign or domestic, to secure any concession, contract or favorable treatment for Crawford, its clients, or the employee. No undisclosed or unrecorded fund or asset of Crawford may be established. Payments on behalf of Crawford can be made only on the basis of adequate supporting documentation, may be made only for the purpose described by the documents supporting the payment and must be made in accordance with applicable approved corporate procedures.

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         Decisions of governmental officials, clients and suppliers of Crawford will, it is hoped, always be made on the merits. Crawford and its employees should always vigorously expound and advocate their understanding of what those merits might be, but such exposition and advocacy must always be able to withstand full public scrutiny.

12. NONDISCRIMINATION AND HARASSMENT

         Crawford is firmly committed to a policy of non discrimination in employment and to the cause of equal employment and advancement opportunity for all and has written policies on Equal Employment Opportunities (CPP 1.4) and Harassment (CPP 1.9), to which reference should be made for more details. Crawford fills its job requirements by selecting from the available labor force those applicants best qualified to perform the work. It is Crawford's policy not to discriminate against any employee, or applicant for employment because of race, color, religion, sex, age, national origin, veteran status or handicap. CPP 1.9 prohibits the harassment of an employee or group of employees by any supervisor or any other employee at any level. Most people are aware that sexual harassment is wrong, and prohibited. But it cannot be over-emphasized that harassment on account of race, color, religion, age, national origin, veteran's status, handicap or any other reason is also wrong and prohibited.

         In addition, it is Crawford's policy to refuse to enter into any contract or agreement which would have the effect of discriminating against United States persons or firms on the basis of race, color, religion, sex, age, national origin, veteran's status or handicap.

13. E-MAIL/INTERNET POLICY

         Crawford-supplied systems, including computer systems and company-related work records, belong to the company and not to the employee. Crawford has established a written policy covering E-mail and Internet use (CPP 1.15). That policy requires that systems be used for business purposes only. Crawford can audit any employee's E-mail and intends to monitor E-mail as a standard practice. Use of the systems constitutes the employee's consent to auditing and monitoring.

         Use of the computer systems to make or forward derogatory or offensive remarks about other people or groups is prohibited. This includes "humor" messages. In addition, downloading, transmission or creation of sexually or racially offensive or illegal material of any kind is strictly prohibited. And finally, since E-mail messages can be intercepted by people other than the intended recipient, employees should take extra precautions that all messages are professional and courteous.

         Crawford may routinely audit any Company and employee files residing on any Crawford-provided computer equipment to determine compliance with these policies.

14. CONTACT BY REGULATORY OR LAW ENFORCEMENT OFFICIALS

         Employees may be approached at home or at work by government regulatory or law enforcement officials inquiring about Crawford, its operations and business practices. If this happens to you, you should know that you can insist that any interview take place at your office or other location away from your home. You should also know that no government official can require a

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person to give information without the opportunity to consult with Crawford's
Legal Department or with his or her personal legal counsel.

         The decision whether or not to cooperate with government officials and to answer their questions is a personal one for the employee, as is the decision whether or not to seek legal counsel. However, in all instances the Legal Department should be advised - either directly or through the employee's supervisor - of such contacts. We request that the Legal Department be advised of the contacts immediately and, if possible, prior to supplying information to the authorities. When notifying the Legal Department, please try to report the name(s) of the officials and their government agency, along with the information which they are requesting and, if given, the nature of any investigation. However, the Legal Department should be notified even if all of those facts are not known or, in the excitement of the moment, have been forgotten.

         IT IS EXTREMELY IMPORTANT THAT, IN ALL INSTANCES, EMPLOYEES BE TRUTHFUL AND ACCURATE IN ALL STATEMENTS MADE AND INFORMATION GIVEN TO REGULATORY AND LAW ENFORCEMENT OFFICIALS.

15. REPORTING VIOLATIONS

         Each employee is responsible for reporting any activity which he or she believes may be violative of this Code or the other applicable policies and procedures of Crawford. Such reports may be made to the employee's supervisor, an appropriate corporate executive, the Ethics Committee or to the Legal Department. Additionally, Crawford has established an Ethics Hotline to which an employee may anonymously report any inappropriate activity. The toll-free number in the United States is (800) 854-3205. Outside the United States, collect calls may be made to (866) 265-4222.

         Crawford will not, and will not allow any employee to, retaliate for any report made pursuant to this Code of Business Conduct in good faith.

16. AUDITS

         Crawford audits compliance with laws, procedures and policies affecting the conduct of its business. It is the duty of every employee to cooperate fully with Crawford's attorneys, auditors and others, both internal and external.

17. DISCIPLINE

         Failure to comply with this Code may result in disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances.

18. APPLICABILITY

         Crawford as used in this Booklet means Crawford & Company, the subsidiaries which it controls, and all operations and employees of Crawford & Company and such subsidiaries, worldwide.

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19. QUESTIONS AND INTERPRETATIONS

         Routine questions concerning this Code should be referred to the employee's immediate superior, or if appropriate at the employee's discretion to the appropriate corporate executive (department head, head of business group, unit or division or principal officer of a subsidiary). If necessary under the circumstances, any employee may also raise any question or request an interpretation directly from the General Counsel.

20. DISTRIBUTION

         Copies of this Booklet shall be distributed to each current employee and will be part of the new-hire package for new employees. Additional copies may be requested at any time from the Legal Department.

21. COMPLIANCE

         The responsibility for compliance with this Code, including the duty to seek interpretation when in doubt, rests with each employee. At the time of hire, each employee will receive a copy of this booklet and certify his understanding of its contents by executing the Certificate attached as Appendix
A. Additionally, each officer and branch manager of Crawford will sign an annual certificate in the form of Appendix B.

22. WAIVERS

         REQUESTS FOR WAIVERS MUST BE SUBMITTED TO THE ETHICS COMMITTEE (FOR ALL EMPLOYEES OTHER THAN EXECUTIVE OFFICERS AND DIRECTORS) OR TO THE BOARD OF DIRECTORS (AS TO EXECUTIVE OFFICERS AND DIRECTORS).